UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-239558

APACHE CORPORATION

(Exact name of registrant as specified in its charter)

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

(713) 296-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.25% notes due 2022

2.625% notes due 2023

4.625% notes due 2025

7.7% notes due 2026

7.95% notes due 2026

4.875% notes due 2027

4.375% notes due 2028

7.75% notes due 2029

4.25% notes due 2030

6.0% notes due 2037

5.1% notes due 2040

5.25% notes due 2042

4.75% notes due 2043

4.25% notes due 2044

7.375% debentures due 2047

5.35% notes due 2049

7.625% debentures due 2096

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:    *

3.25% notes due 2022 – 60

2.625% notes due 2023 – 47

4.625% notes due 2025 – 69

7.7% notes due 2026 – 27

7.95% notes due 2026 – 30

4.875% notes due 2027 – 53

4.375% notes due 2028 – 74

7.75% notes due 2029 – 41

4.25% notes due 2030 – 55

6.0% notes due 2037 – 45

5.1% notes due 2040 – 76

5.25% notes due 2042 – 53

4.75% notes due 2043 – 66

4.25% notes due 2044 – 52

7.375% debentures due 2047 – 28

5.35% notes due 2049 – 49

7.625% debentures due 2096 – 8

*

On March 1, 2021, Apache Corporation, a Delaware corporation (“Apache”), completed a holding company reorganization pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 1, 2021, by and among Apache, APA Corporation, a Delaware corporation (“APA”), and APA Merger Sub, Inc., a Delaware corporation (“Merger Sub”), which resulted in APA owning all of the outstanding common stock of Apache and replacing Apache as the public company trading on the Nasdaq Global Select Market under the ticker symbol “APA” (the “Reorganization”). Pursuant to the Merger Agreement, Merger Sub was merged with Apache (the “Merger”), with Apache surviving the Merger as a wholly-owned subsidiary of APA, pursuant to Section 251(g) of the General Corporation Law of the State of Delaware. Each share of common stock, par value $0.625 per share, of Apache outstanding immediately prior to the effective time of the Merger was automatically converted into one share of common stock, par value $0.625 per share, of APA, having the same designations, rights, powers, and preferences and the qualifications, limitations, and restrictions as the corresponding share of Apache common stock being converted. Accordingly, upon consummation of the Reorganization, Apache stockholders automatically became stockholders of APA, on a one-for-one basis, with the same number and ownership percentage of shares of the same class as they held in Apache immediately prior to the effective time of the Merger.

The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Apache, which is now a wholly-owned subsidiary of APA, under the Exchange Act, and does not affect the reporting obligations of APA, which is the successor to Apache under the Exchange Act. On March 1, 2021, Apache’s Common Stock was delisted from the Nasdaq Global Select Market and was subsequently deregistered under Section 12(b) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 19, 2021

APACHE CORPORATION

By:	/s/ Rajesh Sharma
Name:	Rajesh Sharma
Title:	Corporate Secretary